CONSENT OF MOHLER, NIXON & WILLIAMS ACCOUNTANCY CORPORATION, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-19351) of Plantronics, Inc. of our report dated June 28, 2007, with respect to the statements of net assets available for benefits of the Plantronics, Inc. 401(k) Plan as of December 31, 2006 and April 1, 2006, the related statements of changes in net assets available for benefits for the period from April 2, 2006 to December 31, 2006 and the year ended April 1, 2006, and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 transition report on Form 11-K of the Plantronics, Inc. 401(k) Plan.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 28, 2007